Exhibit 99.7

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:	OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a company, signature of authorized signatory.	Dated

Please complete and return this document as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.
2000 – 1055 W. Hastings Street
Vancouver, B.C. V6E 2E9 Canada
Fax: (604) 331-8773

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)